



10015005

SUPPL

December 22, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 100/2009**

  Subject: Notification of the record date and book closing date for interest payment of the Company's debentures AIS127A, AIS141A, AIS134A

  Date: December 22, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pongsamorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED 414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400 Tel. (662) 299-5000
บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299 5000
ทะเบียนเลขที่ 0107535000265 เลขประจำตัวผู้เสียภาษี 3101386288

Summary Translation Letter
To the Stock Exchange of Thailand
December 22, 2009

AIS-CP 100/2009

December 22, 2009

Subject: Notification of the record date and book closing date for interest payment of the Company's debentures AIS127A, AIS141A and AIS134A

To: The President
The Stock Exchange of Thailand

Refer: 1. The Letter No. SSO.SSFO.09/10021 of Thai Military Bank Plc., dated December 21, 2009
2. The Letter No. SSO.SSFO.09/10022 of Thai Military Bank Plc., dated December 21, 2009
3. The Letter No. SSO.SSFO.09/10023 of Thai Military Bank Plc., dated December 21, 2009

Advanced Info Service Public Company Limited ("the Company") would like to inform you the Record date and the book closing date for interest payment of the Company's debentures, AIS127A, AIS141A and AIS134A, the details are shown in the reference letters.

Reference 1

SSO.SSFO.09/10021

December 21, 2009

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS127A

Dear Sir,

We, TMB Bank Public Company Limited, as a Registrar & Paying Agent of Debentures of Advanced Info Service Public Company Limited No.1/2009 Series 1 Due 2012 would like to inform the record date of the debenture, AIS127A, to determine the right to receive the 4th interest payment on January 8, 2010 and the closing date of the registered book for gathering the debenture holders' names under the Section 225 of the Securities and Exchange Act B.E.2535 will be on January 11, 2010. The interest payment will be made on January 25, 2010 with interest rate of 4.00 % per annum from the period of October 23, 2009 to January 22, 2010 or 92 days of interest period.

Summary Translation Letter
To the Stock Exchange of Thailand
December 22, 2009

Reference 2

SSO.SSFO.09/10022

December 21, 2009

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS141A

Dear Sir,

We, TMB Bank Public Company Limited, as a Registrar & Paying Agent of Debentures of Advanced Info Service Public Company Limited No.1/2009 Series 2 Due 2014 would like to inform the record date of the debenture, AIS141A, to determine the right to receive the 4th interest payment on January 8, 2010 and the closing date of the registered book for gathering the debenture holders' names under the Section 225 of the Securities and Exchange Act B.E.2535 will be on January 11, 2010 The interest payment will be made on January 25, 2010 with interest rate of 4.00 % per annum from the period of October 23, 2009 to January 22, 2010 or 92 days of interest period.

Reference 3

SSO.SSFO.09/10023

December 21, 2009

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS134A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2008, DUE 2013 would like to announce that the registered book of AIS134A will be closed on January 18, 2010 for the right to receive the interest for the period # 7. AIS134A will be paid the interest on February 01, 2010 with interest rate 4.00 % from the period of October 30, 2009 to January 29, 2010 for 92 days.